SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Jacada Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M6184R119
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M6184R119	13D/A2	Page 2 of 5

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
992,548
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
992,548
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
992,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

14	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 31, 2013 (the “Statement”), relating to the Ordinary Shares, (the “Ordinary Shares”), of Jacada Ltd. (the “Company”). The Company’s principal executive offices are located at 11 Shenkar Street, P.O. Box 12175, Herzliya 46725, Israel. This Amendment No. 2 is being filed to report that, since the filing of Amendment No. 1 to the Statement (“Amendment No. 1”), a material change occurred in the percentage of Ordinary Shares beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”), and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Ordinary Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Ordinary Shares purchased by Trust A-4 was approximately $1,712,753.00. All of the Ordinary Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Ordinary Shares purchased by Trust C was approximately $5,372.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the Ordinary Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Ordinary Shares purchased by Milfam II was approximately $613,125.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the Ordinary Shares Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the Ordinary Shares Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $846.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Mr. Miller may be deemed to beneficially own 992,548 Ordinary Shares, which is equal to approximately 23.9% of the outstanding shares, based on 4,159,134 Ordinary Shares outstanding, as reported in the Issuer’s Form 20-F filed on April 30, 2014. As of the date hereof, 610,513 of the Ordinary Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 985 of such beneficially owned Ordinary Shares are owned of record by Trust C, 380,450 of such beneficially owned Ordinary Shares are owned of record by Milfam II, and 600 of such beneficially owned Ordinary Shares are owned of record by LIMFAM LLC.

(b)           Mr. Miller may be deemed to have sole voting and dispositive power for all such Ordinary Shares held of record by Trust A-4, Trust C, Milfam II, and LIMFAM LLC.

(c)           The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
July 17, 2014	10,000	$3.50
July 31, 2014	15,000	$3.50
August 25, 2014	13,745	$3.53
August 26, 2014	20,000	$3.715
August 28, 2014	5,600	$3.6952

(d)           Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 29, 2014

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III